ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated March 10, 2011

UBS AG $•   Market-Linked Notes

Linked to the better of the S&P 500® Index and the U.S. Consumer Price Index due March 31, 2021

Investment Description

UBS AG Market-Linked Notes (the “Notes”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of (i) the S&P 500® Index (the “S&P 500”) and (ii) the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the “CPI”). If either the S&P 500 return or the CPI return is positive, UBS will repay your principal amount at maturity plus pay a return equal to the greater of: (a) the S&P 500 return or (b) the CPI return, capped by a maximum gain of between 70% and 80% (to be determined on the trade date). If both the S&P 500 return and the CPI return are negative, UBS will repay your principal amount at maturity. Investing in the Notes involves significant risks. The Notes do not pay interest. You may receive little or no return on your investment in the Notes. UBS will only repay your full principal amount if you hold the Notes to maturity. Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features
☐	Market Exposure with Potential Inflation Protection — The Notes provide exposure to the S&P 500 with the potential to instead receive an inflation-linked return if the CPI increases by more than the S&P 500 during the term of the Notes subject, in either case, to the maximum gain.
☐	No Downside Market Exposure at Maturity — If you hold the Notes to maturity, UBS will pay you at least your full principal amount. Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of UBS.

Key Dates*

Trade Date	March 28, 2011
Settlement Date	March 31, 2011
Final Valuation Date**	March 26, 2021
Maturity Date**	March 31, 2021
*	Expected. See page 4 for additional details.
**	Subject to postponement in the event of a market disruption event. See “Market Disruption Event”, “Maturity Date” and “Final Valuation Date” under “General Terms of the Notes” in the Market-Linked Notes product supplement.

NOTICE TO INVESTORS: YOU MAY NOT RECEIVE ANY RETURN ON THE NOTES. THIS RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS AND YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 5 AND UNDER RISK FACTORS BEGINNING ON PAGE PS-12 BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

These preliminary terms relate to Market-Linked Notes linked to (i) the S&P 500® Index and (ii) the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers. The return on the Notes is subject to, and will not exceed, the predetermined maximum gain or the corresponding “maximum payment at maturity”. The Notes are offered at a minimum investment of $1,000, or 100 Notes at $10.00 per Note, and integral multiples of $10.00 in excess thereof. The initial S&P 500 level, the maximum gain and the corresponding maximum payment at maturity will each be determined on the trade date.

S&P 500 Bloomberg Symbol	Initial S&P 500 Level	CPI Bloomberg Symbol	Initial CPI Level	Maximum Gain	Maximum Payment at Maturity	CUSIP	ISIN
SPX	•	CPURNSA	219.179	70% to 80%	$17.00 to $18.00 per Note	90267G327	US90267G3276

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms specified in the Market-Linked Notes product supplement relating to the Notes, dated March 10, 2011, the accompanying prospectus and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, the Market-Linked Notes product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
Per Note		$10.00		$0.35		$9.65
Total	$	•	$	•	$	•

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and an index supplement for various securities we may offer, including the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus and theMarket-Linked Notes product supplement and the index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement for Market-Linked Notes dated March 10, 2011:

http://www.sec.gov/Archives/edgar/data/1114446/000139340111000134/c214063_690616-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “Notes” refer to the Market-Linked Notes that are offered hereby, unless the context otherwise requires. Also, references to the “Market-Linked Notes product supplement” mean the UBS product supplement, dated March 10, 2011, references to the “index supplement” mean the UBS index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.
♦	You seek an investment with the potential for an inflation-linked return.
♦	You believe the S&P 500 or the CPI will appreciate over the term of the Notes and that such appreciation is unlikely to exceed an amount equal to the maximum gain.
♦	You understand and accept that your potential return is limited to the maximum gain and you would be willing to invest in the Notes if the maximum gain was set equal to the bottom of the range set forth on the cover of this free writing prospectus (the actual maximum gain will be determined on the trade date).
♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.
♦	You do not seek current income from your investment and are willing to forgo dividends paid on any S&P 500 constituent stocks.
♦	You are willing to hold the Notes to maturity, a term of 10 years, and accept that there may be little or no secondary market for the Notes.
♦	You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including the repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.
♦	You do not seek an investment with the potential for an inflation-linked return.
♦	You believe that the level of the S&P 500 and the CPI will both decline during the term of the Notes, or you believe that the level of the S&P 500 or the CPI will increase over the term of the Notes by more than an amount equal to the maximum gain.
♦	You seek an investment that participates in the full appreciation of the S&P 500 or the CPI or that has unlimited return potential.
♦	You would not be willing to invest in the Notes if the maximum gain were set equal to the bottom of the range set forth on the cover of this free writing prospectus (the actual maximum gain will be determined in the trade date).
♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.
♦	You seek current income from this investment or prefer to receive the dividends paid on the S&P 500 constituent stocks.
♦	You are unable or unwilling to hold the Notes to maturity, a term of 10 years, or you seek an investment for which there will be an active secondary market.
♦	You are not willing to assume the credit risk of UBS for all payments under the Notes, including the repayment of principal.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this free writing prospectus and the more detailed “Risk Factors” beginning on PS-12 of the Market-Linked Notes product supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG, London Branch
Principal Amount	$10.00 per Note (subject to a minimum investment of 100 Notes).
Term	10 years. In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
S&P 500	S&P 500® Index
CPI	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers
Maximum Gain	70% to 80% (the actual maximum gain will be set on the trade date).
Payment at Maturity (per Note)	If either the S&P 500 return or the CPI return is greater than the maximum gain, UBS will pay you:
$10 + ($10 × maximum gain)
If either the S&P 500 return or the CPI return is positive and neither is greater than the maximum gain, UBS will pay you:
$10 + ($10 × (greater of S&P 500 return and CPI return))
If both the S&P 500 return and the CPI return are zero or negative, UBS will repay your principal amount of $10 per Note.
S&P 500 Return	Final S&P 500 Level — Initial S&P 500 Level Initial S&P 500 Level
Initial S&P 500 Level	The closing level of the S&P 500 on the trade date.
Final S&P 500 Level	The closing level of the S&P 500 on the final valuation date.
CPI Return	Final CPI Level — Initial CPI Level Initial CPI Level
Initial CPI Level	The level of the CPI reported by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg ticker CPURNSA for the month that is three months prior to the calendar month of the trade date, without regard to any subsequent corrections or revisions to that published level.
Final CPI Level	The level of the CPI reported by the BLS and published under Bloomberg ticker CPURNSA for the month that is three months prior to the calendar month of the final valuation date, without regard to any subsequent corrections or revisions to that published level.

Investment Timeline

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. THE NOTES DO NOT PAY INTEREST. YOU MAY RECEIVE LITTLE OR NO RETURN ON YOUR INVESTMENT IN THE NOTES. UBS WILL ONLY REPAY THE FULL PRINCIPAL AMOUNT IF YOU HOLD THE NOTES TO MATURITY. ANY PAYMENT ON THE NOTES, INCLUDING THE REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the Market-Linked Notes product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦	The amount you receive at maturity may result in a return that is less than the yield on a conventional debt security of comparable maturity — While UBS will pay you an amount in cash that is at least equal to the principal amount of your Notes regardless of the performance of the S&P 500 or the CPI, there can be no assurance of any positive return on the Notes. Your return on the Notes will be based upon the performance of the S&P 500 and CPI, respectively, during the term of the Notes, which in each case cannot be predicted. No assurance can be given that either the S&P 500 return or CPI return will be positive. If both the S&P 500 return and CPI return are zero or negative, you will not receive any return on your investment in the Notes, even if the levels of the S&P 500 and CPI were above their respective initial levels prior to the final valuation date. The amount UBS will pay you at maturity may result in a return that is less than the return you could earn on other investments. For example, your return on the Notes may be lower than the yield you would earn if you bought a conventional U.S. dollar denominated unsubordinated non-callable debt security of UBS with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.
♦	UBS will repay your full principal amount only at maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment.
♦	Your potential return on the Notes is limited to the maximum gain — The return potential of the Notes is limited to the maximum gain regardless of the appreciation of the S&P 500 or the CPI, which could be significant. Therefore, you will not benefit from any positive S&P 500 return or CPI return that exceeds the maximum gain. Accordingly, the maximum gain for your Notes may cause you to earn a return that is less than the return on a hypothetical direct investment in a security the return on which is based solely on the S&P 500 return or CPI return over the term of the Notes without a cap on gains.
♦	No interest payments — UBS will not pay any interest with respect to the Notes.
♦	Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including the repayment of principal at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire initial investment. Additionally, the Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.
♦	Equity market risk — The return on the Notes, if any, may be directly linked to the performance of the S&P 500 and indirectly linked to the value of the stocks comprising the S&P 500 (“S&P 500 constituent stocks”). The level of the S&P 500 can rise or fall sharply due to factors specific to the S&P 500 or the S&P 500 constituent stocks, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility, interest rates and economic and political conditions.
♦	Consumer prices may change unpredictably, affecting the level of the CPI and the market value of the Notes in unforeseeable ways — The return on the Notes, if any, may be linked to the CPI return. Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI, the payment at maturity and the market value of the Notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates.
♦	If the return on your Notes is equal to the CPI return, your return on the Notes may not reflect the actual levels of inflation affecting holders of the Notes — If the CPI return is (i) positive, (ii) greater than the S&P 500 return and (iii) less than the maximum gain, you will receive a return on your Notes equal to the CPI return. In such case, you should be aware that the CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the Notes. Accordingly, an investment in the Notes may not fully offset any inflation actually experienced by investors in the Notes.
♦	The CPI may be discontinued or the manner in which the CPI is calculated may change in the future — There can be no assurance that the CPI will not be discontinued or that the Bureau of Labor Statistics (“BLS”) will not change the method by which it calculates the CPI. Changes in the method by which the CPI is calculated could reduce the level of the CPI and adversely effect your return on the Notes. As a consequence, the payment at maturity and the market value of the Notes may be reduced if the method of calculating the CPI is modified. In addition, if the CPI is discontinued or substantially altered, a successor index may be employed to calculate the payment at maturity of the Notes and such substitution may adversely affect the market value of the Notes. UBS has no control over the way the CPI is calculated and the BLS will have no obligation to consider your interests in calculating or revising the CPI.

♦	The S&P 500 reflects price return, not total return — If the S&P 500 return is (i) positive, (ii) greater than the CPI return and (iii) less than the maximum gain, the return on your Notes will be based on the performance of the S&P 500, which reflects the changes in the market prices of the S&P 500 constituent stocks. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the S&P 500 constituent stocks. The return on your Notes will not include such a total return feature or dividend component.
♦	UBS cannot control actions by the sponsor of the S&P 500 and the sponsor of the S&P 500 has no obligation to consider your interests — UBS and its affiliates are not affiliated with Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”), which is the sponsor of the S&P 500, and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the S&P 500. S&P is not involved in the offer of the Notes in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions or making any judgments that might affect the market value of your Notes.
♦	Owning the Notes is not the same as owning the S&P 500 constituent stocks — The return on your Notes may not reflect the return you would realize if you actually owned the S&P 500 constituent stocks. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on any S&P 500 constituent stocks during the term of the Notes, and any such dividends or distributions will not be factored into the calculation of the payment at maturity on your Notes. In addition, as an owner of the Notes, you will not have voting rights or any other rights that holders of the S&P 500 constituent stocks may have.
♦	No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the level of the S&P 500 or the CPI will rise or fall. There can be no assurance that the level of the S&P 500 or the CPI will increase over the term of your Notes, or that the S&P 500 return or CPI return will not exceed the maximum gain. The level of the S&P 500 will be influenced by complex and interrelated political, economic, financial and other factors that affect the S&P 500 constituent stocks. You should be willing to accept the risks associated with the relevant markets tracked by the S&P 500 in general and the S&P 500 constituent stocks in particular, and the risk of receiving little or no return on your investment. The level of the CPI will be influenced by complex and interrelated political, economic, financial and other factors that can affect the urban market for consumer goods and services upon which the CPI is based. You should be willing to accept the risk that periods of little or no inflation or deflation may adversely affect your payment at maturity and the market value of the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the Notes; and as a result, you may suffer substantial losses.
♦	Price of Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the level of the S&P 500 and the CPI; the volatility of the S&P 500 and the CPI; the dividend rate paid on any S&P 500 constituent stocks; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on the secondary market price of the Notes — Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to public since the issue price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the S&P 500, S&P 500 constituent stocks or other instruments with returns linked to the performance of the S&P 500, may adversely affect the level of the S&P 500 and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of S&P 500 constituent stocks or trading activities related to the S&P 500 or any S&P 500 constituent stocks, which may present a conflict between the interests of UBS and you, as a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.
♦	Dealer incentives — UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation of $0.35 per Note to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.

Hypothetical Examples of the Notes at Maturity

The examples below illustrate the payment at maturity for a $10.00 Note on a hypothetical offering of the Notes, with the following assumptions (actual terms for the Notes will be set on the trade date):

Example 1 — The S&P 500 Return is 40% and the CPI Return is 30%

The following example illustrates the calculation of the S&P 500 return, the CPI return and the payment at maturity for a hypothetical Note with the following assumptions:

Initial CPI Level	200
Final CPI Level	260
Maximum Gain	75%
Initial S&P 500 Level	1000
Final S&P 500 Level	1400

Given the above assumptions, the S&P 500 return and CPI return would be calculated as follows:

S&P 500 Return = Final S&P 500 Level - Initial S&P 500 Level Initial S&P 500 Level =	1400 - 1000 1000 = 40%
CPI Return = Final CPI Level - Initial CPI Level Initial CPI Level =	260 - 200 200 = 30%

Because S&P 500 return of 40% is positive and greater than the CPI return of 30%, UBS will pay you the principal amount plus a return equal to the S&P 500 return, or a 40% total return. In this case, the payment at maturity would be:

$10 + ($10 × S&P 500 Return) = $10 + ($10 × 40%) = $14 per Note (a gain of 40%).

Example 2 — The S&P 500 Return is -10% and the CPI Return is 30%

The following example illustrates the calculation of the S&P 500 return, the CPI return and the payment at maturity for a hypothetical Note with the following assumptions:

Initial CPI Level	200
Final CPI Level	260
Maximum Gain	75%
Initial S&P 500 Level	1000
Final S&P 500 Level	900

Given the above assumptions, the S&P 500 return and CPI return would be calculated as follows:

S&P 500 Return = Final S&P 500 Level - Initial S&P 500 Level Initial S&P 500 Level =	900 - 1000 1000 = -10%
CPI Return = Final CPI Level - Initial CPI Level Initial CPI Level =	260 - 200 200 = 30%

Because CPI return of 30% is positive and greater than the S&P 500 return of -10%, UBS will pay you the principal amount plus a return equal to the CPI return, or a 30% total return. In this case, the payment at maturity would be:

$10 + ($10 × CPI Return) = $10 + ($10 × 30%) = $13.00 per Note (a gain of 30%).

Example 3 — The S&P 500 Return is -10% and the CPI Return is -5%

The following example illustrates the calculation of the S&P 500 return, the CPI return and the payment at maturity for a hypothetical Note with the following assumptions:

Initial CPI Level	200
Final CPI Level	190
Maximum Gain	75%
Initial S&P 500 Level	1000
Final S&P 500 Level	900

Given the above assumptions, the S&P 500 return and CPI return would be calculated as follows:

S&P 500 Return = Final S&P 500 Level - Initial S&P 500 Level Initial S&P 500 Level =	900 - 1000 1000 = -10%
CPI Return = Final CPI Level - Initial CPI Level Initial CPI Level =	190 - 200 200 = -5%

Because both the S&P 500 return and CPI return are negative, UBS will repay you the principal amount, or a 0% return. In this case, the payment at maturity would be:

$10 + ($10 × zero ) = $10 + $0 = $10.00 per Note (a 0% return).

Example 4 — The S&P 500 Return is 80% and the CPI Return is 20%

The following example illustrates the calculation of the S&P 500 return, the CPI return and the payment at maturity for a hypothetical Note with the following assumptions:

Initial CPI Level	200
Final CPI Level	240
Maximum Gain	75%
Initial S&P 500 Level	1000
Final S&P 500 Level	1800

Given the above assumptions, the S&P 500 return and CPI return would be calculated as follows:

S&P 500 Return = Final S&P 500 Level - Initial S&P 500 Level Initial S&P 500 Level =	1800 - 1000 1000 = 80%
CPI Return = Final CPI Level - Initial CPI Level Initial CPI Level =	240 - 200 200 = 20%

Because S&P 500 return of 80% is positive, greater than the CPI return of 30% and greater than the maximum gain of 75%, UBS will pay you the principal amount plus a return equal to the maximum gain, or a 75% total return. In this case, the payment at maturity would be:

$10 + ($10 × Maximum Gain) = $10 + ($10 × 75%) = $17.50 per Note (a gain of 75%).

Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

What Are the Tax Consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-30 of the Market-Linked Notes product supplement.

In the opinion of Cadwalader, Wickersham & Taft LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment debt obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include income each year in respect of the Notes even though you receive no payments in such year with respect to the Notes. Your cost basis in the Notes will be increased by the amount you are required to include in income and reduced by the amount of any coupon payments you receive.

We have determined the comparable yield for the Notes is equal to •   % per annum, compounded semiannually, with a projected payment at maturity of $•   based on an investment of $1,000. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $•   in 2011, $•   in 2012, $•   in 2013, $•   in 2014, $•   in 2016, $•   in 2017, $•   in 2018, $•   in 2019, $•   in 2020, and $•   in 2021. However, if the amount you receive at maturity is greater than $•   , you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2021 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $•   , you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2021 by an amount that is equal to such difference. If the amount you receive at maturity is less than $•   , then you would recognize a net ordinary loss in 2021 in an amount equal to such difference. This comparable yield and projected payment schedule are neither predictions nor guarantees of what the actual payments you receive will be.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Medicare Tax on Net Investment Income.  Beginning in 2013, United States Holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. United States Holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting with Respect to Foreign Financial Assets.  United States Holders that are individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” may be required to file information with respect to such assets with their U.S. federal income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. “Specified foreign financial assets” include stock or other securities issued by foreign persons and any other financial instrument or contract that has an issuer or counterparty that is not a U.S. person. Individuals that fail to provide such information are subject to a penalty of $10,000 for the taxable year. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

S&P 500® Index

We have derived all information contained in this free writing prospectus regarding the S&P 500® Index, including without limitation, its make-up, method of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

S&P has no obligation to continue to publish the S&P 500® Index, and may discontinue publication of the S&P 500® Index at any time. The S&P 500® Index is determined, comprised and calculated by S&P without regard to the Notes.

The S&P 500® Index is published by S&P. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index”, the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of February 28, 2011 indicated below: Consumer Discretionary (79); Consumer Staples (41); Energy (41); Financials (81); Health Care (52); Industrials (59); Information Technology (75); Materials (30); Telecommunications Services (9); and Utilities (33).

Historical Information

The following table sets forth the quarterly high and low closing levels for the S&P 500, based on daily closing levels, as reported by Bloomberg. The closing level of the S&P 500 on March 9, 2011 was 1320.02. Past performance of the S&P 500 is not indicative of the future performance of the S&P 500.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	1459.68	1374.12	1420.86
4/2/2007	6/29/2007	1539.18	1424.55	1503.35
7/2/2007	9/28/2007	1553.08	1406.70	1526.75
10/1/2007	12/31/2007	1565.15	1407.22	1468.36
1/2/2008	3/31/2008	1447.16	1273.37	1322.70
4/1/2008	6/30/2008	1426.63	1278.38	1280.00
7/1/2008	9/30/2008	1305.32	1106.39	1166.36
10/1/2008	12/31/2008	1161.06	752.44	903.25
1/2/2009	3/31/2009	934.70	676.53	797.87
4/1/2009	6/30/2009	946.21	811.08	919.32
7/1/2009	9/30/2009	1071.66	879.13	1057.08
10/1/2009	12/31/2009	1127.78	1025.21	1115.10
1/4/2010	3/31/2010	1174.17	1056.74	1169.43
4/1/2010	6/30/2010	1217.28	1030.71	1030.71
7/1/2010	9/30/2010	1148.67	1022.58	1141.20
10/1/2010	12/31/2010	1259.78	1137.03	1257.64
1/3/2011*	3/9/2011*	1343.01	1269.75	1320.02
*	As of the date of this free writing prospectus, available information for the first calendar quarter of 2011 includes data for the period from January 3, 2011 through March 9, 2011. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2011.

The graph below illustrates the performance of the S&P 500 from January 3, 2000 through March 9, 2011, based on information from Bloomberg. Past performance of the S&P 500 is not indicative of the future performance of the S&P 500.

Consumer Price Index

We have derived all information contained in this free writing prospectus regarding the Consumer Price Index (“CPI”), including without limitation, its make-up, method of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by, the Bureau of Labor Statistics (“BLS”). The CPI is determined, comprised and calculated by BLS without regard to the Notes. The BLS is not involved in the offering of the Notes in any way and has no obligation to consider your interests as a holder of the Notes. The BLS has no obligation to continue to publish the CPI, and may discontinue publication of the CPI at any time. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The CPI for purposes of the Notes is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment, which is published monthly by the BLS. The BLS makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. The CPI is published by the BLS on its internet website www.bls.gov/cpi/home.htm, and is currently available only for reference purposes on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>” . A schedule of the dates for upcoming releases of the CPI may be found at the BLS’s internet website at http://www.bls.gov/schedule/news_release/cpi.htm. Please note that the information that may be included in these websites is not part of, nor should it be deemed to be incorporated into, this free writing prospectus.

The CPI is a measure of prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food and beverage, housing, apparel, transportation, medical care, recreation, education, communication and other goods and services. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds, and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees, and others not in the labor force. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. Prices for the goods and services used to calculate the CPI are collected in 87 urban areas throughout the country and from about 23,000 retail and service establishments. Data on rents are collected from about 50,000 landlords or tenants. The weight for an item is derived from reported expenditures on that item as estimated by the Consumer Expenditure Survey.

The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

Historical Information

The following table sets forth the levels for the CPI, based on monthly levels, as reported by Bloomberg. The level of the CPI on January 31, 2011 was 220.223. The initial CPI level will be determined on the trade date and will be based on the CPI level for the relevant month as specified in “Indicative Terms” on page 4. Past performance of the CPI is not indicative of the future performance of the CPI.

	2007	2008	2009	2010	2011*
January	202.416	211.080	211.143	216.687	220.223
February	203.499	211.693	212.193	216.741	n/a
March	205.352	213.528	212.709	217.631	n/a
April	206.686	214.823	213.240	218.009	n/a
May	207.949	216.632	213.856	218.178	n/a
June	208.352	218.815	215.693	217.965	n/a
July	208.299	219.964	215.351	218.011	n/a
August	207.917	219.086	215.834	218.312	n/a
September	208.490	218.783	215.969	218.439	n/a
October	208.936	216.573	216.177	218.711	n/a
November	210.177	212.425	216.330	218.803	n/a
December	210.036	210.228	215.949	219.179	n/a
*	As of the date of this free writing prospectus, information for all of 2011 is not currently available. Information for February 2011 will be published during the following month.

The graph below illustrates the performance of the CPI from January 31, 2000 through January 31, 2011, based on information from Bloomberg. Past performance of the CPI is not indicative of the future performance of the CPI.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate Structured Products (“Structured Products”), UBS organizes its Structured Products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Notes are classified by UBS as a Protection Strategy for this purpose. The description below is intended to describe generally the four categories of Structured Products and the types of principal repayment features that may be offered on those products. This description should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to complement and provide the potential to outperform traditional fixed income instruments. These Structured Products are generally designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies provide the opportunity to enhance market returns or yields and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.
♦	Performance Strategies provide efficient access to markets and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.
♦	Leverage Strategies provide leveraged exposure to the performance of an underlying asset. These Structured Products are generally designed for investors with high risk tolerances.

In order to benefit from any type of principal repayment feature, investors must hold the Notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.